

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

Mail Stop 3561

August 25, 2009

Mr. Benjamin Hoskins
President and Chief Financial Officer
IWI Holding Limited
3027 E. Sunset Road, Suite 201
Las Vegas, Nevada 89210

> **Re: IWI Holding Limited**
> **Form 20-F/A for Fiscal Year Ended December 31, 2006**
> **Filed March 4, 2008**
> **File No. 0-25108**

Dear Mr. Hoskins:

We issued comments to you on the above captioned filing on April 4, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 9, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 9, 2009**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sondra Snyder at 202-551-3332 if you have any questions.

Sincerely,

William H. Thompson
Branch Chief